Exhibit 99.2

RETO ECO-SOLUTIONS INC. AND SUBSIDIARIES

RETO ECO-SOLUTIONS INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2022	2021
ASSETS	(Unaudited)
Current Assets:
Cash and cash equivalents	$832,389	$457,495
Accounts receivable, net – third parties	2,778,727	441,703
Accounts receivable, net – related parties	86,219	93,589
Advances to suppliers, net – third parties	4,024,808	281,600
Advances to suppliers, net – related parties	3,937,567	3,842,620
Due from related parties	171,334	-
Loans to third-parties	516,410	-
Inventories, net	782,543	463,731
Prepayments and other current assets	1,473,195	389,864
Receivable from disposition of REIT Changjiang	2,310,074	7,059,559
Total Current Assets	16,913,266	13,030,161

Property, plant and equipment, net	8,964,560	9,707,602
Intangible assets, net	3,829,294	4,111,029
Long-term investment in equity investee	2,586,999	2,758,228
Right-of-use assets	580,135	278,269
Goodwill	1,023,669	1,075,778
Total Assets	$33,897,923	$30,961,067

LIABILITIES AND EQUITY

Current Liabilities:
Convertible debt	$3,279,000	$1,645,000
Short term loans	2,239,500	2,353,500
Advances from customers – third parties	2,563,151	2,061,203
Advances from customers – related party	192,830
Deferred grants	120,148	269,061
Accounts payable – third parties	2,633,057	2,121,313
Accounts payable – related party		10,199
Accrued expenses and other liabilities	1,867,545	3,103,056
Loans from third-parties	511,082	1,593,977
Taxes payable	2,598,904	2,599,770
Due to related parties		472,439
Deferred tax liability	344,070	370,856
Payable to acquire minority interest in subsidiary	2,090,200	-
Operating lease liabilities – current	264,396	155,857
Total Current Liabilities	18,703,883	16,756,231

Operating lease liabilities – noncurrent	240,752	120,558
Total Liabilities	18,944,635	16,876,789

Commitments and Contingencies

Shareholders’ Equity:
Common Shares, $0.001 par value, 200,000,000 shares authorized, 43,108,112 and 28,965,034 shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively	43,109	28,966
Additional paid-in capital	53,189,508	46,776,170
Statutory reserve	1,263,125	1,230,387
Accumulated deficit	(39,056,702)	(33,347,984)
Accumulated other comprehensive loss	(1,928,694)	(1,135,386)
Total RETO Eco Solutions Inc. Shareholders’ Equity	13,510,346	13,552,153

Noncontrolling interest	1,442,942	532,125
Total Equity	14,953,288	14,084,278

Total Liabilities and Equity	$33,897,923	$30,961,067

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

RETO ECO-SOLUTIONS INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Six Months Ended June 30,
	2022	2021
	(Unaudited)
Revenues – third party customers	$2,882,792	$1,648,964
Revenues – related parties	6,987	105,868
Total revenues	2,889,779	1,754,832
Cost of revenues – third party customers	1,957,829	1,550,989
Cost of revenues – related parties	557,145	85,710
Total Cost	2,514,974	1,636,699
Gross Profit	374,805	118,133

Operating Expenses:
Selling expenses	288,552	314,273
General and administrative expenses	5,888,849	2,154,645
Bad debt expenses	(650,776)	3,150,105
Research and development expenses	505,847	160,472
Total Operating Expenses	6,032,472	5,779,495

Loss from Operations	(5,657,667)	(5,661,362)

Other Income (expenses):
Interest expenses	(189,755)	(295,545)
Interest income	2,293	1,466
Other income (expenses), net	348,266	(48,626)
Investment loss	(38,885)	-
Change in fair value of convertible debt	(204,331)	(1,311,852)
Total Other Expenses, Net	(82,412)	(1,654,557)

Loss Before Income Taxes	(5,740,079)	(7,315,919)
Provision for Income Taxes	28,767	-
Net Loss from Continuing Operations	(5,768,846)	(7,315,919)
Net Loss from Discontinued Operations	-	(1,549,302)
Net Loss	(5,768,846)	(8,865,221)

Less: net loss attributable to noncontrolling interest	(92,866)	(489,876)
Net Loss Attributable to ReTo Eco-Solutions, Inc.	$(5,675,980)	$(8,375,345)

Net Loss	$(5,768,846)	$(8,865,221)
Other comprehensive loss:
Foreign currency translation adjustment:	(723,421)	298,065
Comprehensive Loss	(6,492,267)	(8,567,156)
Less: comprehensive loss attributable to noncontrolling interest	(22,981)	(470,570)
Comprehensive Loss Attributable to ReTo Eco-Solutions, Inc	$(6,469,286)	$(8,096,586)

Loss Per Share
Basic and diluted	$(0.16)	$(0.34)

Weighted Average Number of Shares
Basic and diluted	34,433,381	24,753,947

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

RETO ECO-SOLUTIONS INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021

			Additional			Accumulated Other
	Common Shares		paid-in	Statutory	Accumulated	Comprehensive	Noncontrolling	Total
	Shares	Amount	Capital	Reserve	Deficit	Loss	Interest	Equity

Balance at December 31, 2020	24,135,000	24,135	43,709,127	2,386,119	(17,245,453)	(1,598,819)	686,712	27,961,821
Net Loss	-	-	-	-	(8,375,345)	-	(489,876)	(8,865,221)
Common shares issued for conversion of debt	1,745,147	1,746	2,184,254	-	-	-	-	2,186,000
Share-based compensation	1,075,000	1,075	502,500	-	-	-	-	503,575
Foreign currency translation adjustment	-	-	-	-	-	278,759	19,306	298,065
Balance at June 30, 2021	26,955,147	$26,956	$46,395,881	$2,386,119	$(25,620,798)	$(1,320,060)	$216,142	$22,084,240

Balance at December 31, 2021	28,965,034	28,966	46,776,170	1,230,387	(33,347,984)	(1,135,386)	532,125	14,084,278
Net Loss	-				(5,675,980)	-	(92,866)	(5,768,846)
Conversion of convertible debt	1,068,078	1,068	1,679,932	-	-	-	-	1,681,000
Issuance of common shares for acquisition of REIT Mingde	2,580,000	2,580	(2,580)	-	-	-	-	-
Issuance of common shares for private placement	5,970,000	5,970	3,576,030	-	-	-	-	3,582,000
Issuance of common shares for services	500,000	500	734,500	-	-	-	-	735,000
Share-based compensation	4,025,000	4,025	3,292,450	-	-	-	-	3,296,475
Appropriation to statutory reserve	-	-	-	32,738	(32,738)	-	-
Shareholders' contribution	-	-	-	-	-	-	847,107	847,107
Purchase of 30% noncontrolling interest in Xinyi REIT	-	-	(2,866,994)	-	-	-	86,691	(2,780,303)
Foreign currency translation adjustment	-	-	-	-	-	(793,308)	69,885	(723,423)
Balance at June 30, 2022	43,108,112	43,109	53,189,508	1,263,125	(39,056,702)	(1,928,694)	1,442,942	14,953,288

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

RETO ECO-SOLUTIONS INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended June 30,
	2022	2021
	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(5,768,846)	$(8,865,221)
Less: net loss from discontinued operations	-	(1,549,302)
Net loss from continuing operations	(5,768,846)	(7,315,919)
Adjustments to reconcile net loss to net cash used in operating activities:
Deferred tax benefit	(9,118)	-
Depreciation and amortization	534,165	377,424
Share-based compensation	4,031,475	995,700
Change in fair value of convertible debt	(204,331)	1,311,852
Accrued interest for convertible debt	110,669	35,658
Change in bad debt allowances	(650,775)	3,612,004
Investment loss	38,885	-
Gain from dissolving of a subsidiary	(72,023)	-
Amortization of operating lease right-of-use assets	134,281	62,806
Changes in operating assets:
Accounts receivable – third parties	(2,281,454)	(53,153)
Accounts receivable – related party	2,932	(33,760)
Advances to suppliers – third parties	(3,523,116)	(819,501)
Advances to suppliers – related parties	(534,150)	160,103
Inventories	(315,312)	(203,600)
Prepayments and other current assets	(1,047,965)	(336,319)
Changes in operating liabilities:
Advances from customers	621,943	(258,562)
Advances from customers from related party	415,815	(2,195)
Deferred revenue	(140,431)	(30,920)
Accounts payable – third parties	635,076	67,441
Accounts payable – related party	-	(291)
Accrued expenses and other liabilities	(1,148,642)	1,741,576
Long term accounts payable	-	(494,720)
Taxes payable	129,252	23,236
Lease liabilities	(228,739)	(141,026)
Net cash used in continuing operating activities	(9,270,409)	(1,302,166)
Net cash provided by discontinued operating activities	-	325,805
Net cash used in operating activities	(9,270,409)	(976,361)

CASH FLOWS FROM INVESTING ACTIVITIES
Addition of property, equipment and construction in progress	(166,839)	(39,887)
Proceeds from disposal of subsidiary	4,629,000	-
Net cash provided by (used in) continuing investing activities	4,462,161	(39,887)
Net cash used in discontinued investing activities	-	(350,528)
Net cash provided by (used in) investing activities	4,462,161	(390,415)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	-	773,000
Repayment of short-term bank loans	-	(1,546,000)
Repayment of long-term bank loans	-	(324,646)
Proceeds received from share issuance	3,703,140	-
Repayments of loans from third parties	(1,039,365)	-
Loan to third parties	(523,658)	-
Share holder contribution	771,500	-
Gross proceeds from issuance of convertible debt	3,000,000	1,437,490
Payments to non-controlling shareholders	(617,200)	-
Proceeds from related party loans	831,811	3,081,867
Repayment to related party loans	(1,483,475)	(2,899,404)
Net cash provided by continuing financing activities	4,642,753	522,307
Net cash provided by discontinued financing activities	-	(38,521)
Net cash provided by financing activities	4,642,753	483,786

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND RESTRICTED CASH	540,389	(1,017)
NET DECREASE IN CASH AND RESTRICTED CASH	374,894	(884,007)
CASH AND RESTRICTED CASH, BEGINNING OF PERIOD	457,495	1,120,840
CASH, RESRICTED CASH, END OF PERIOD	832,389	236,833
Less: cash and cash equivalents, restricted cash of discontinued operations at end of period	-	125,492
Cash and cash equivalents, restricted cash of continued operation, at end of period	$832,389	$111,341

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid	$189,755	$588,957
Income tax paid	$-	$3,947

Non-Cash Investing Activities
Right-of-use assets obtained in exchange for operating lease obligations	$512,670	$17,662
Purchase of 30% noncontrolling interest in Xinyi REIT through payable to non-controlling shareholders	2,160,200	-
Common shares issued for conversion of debt	$1,681,000	$2,186,000

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

ReTo Eco-Solutions, Inc. (“ReTo”) is a business company established under the laws of the British Virgin Islands on August 7, 2015 as a holding company to develop business opportunities in the People’s Republic of China (the “PRC” or “China”). ReTo and its subsidiaries are collectively referred to as the Company. ReTo, through its subsidiaries, is engaged in (i) manufacture and distribution of eco-friendly construction materials and equipment used for the production of these eco-friendly construction materials and related consultation and technological services; (ii) consultation, design, project implementation and construction of urban ecological protection projects; (iii) roadside assistance services; and (iv) software development services.

As of June 30, 2022, the accompanying unaudited condense consolidated financial statements of the Company reflected the principal activities of the entities listed below. All inter-company balances and transactions have been eliminated upon consolidation.

Name of the Entity	Place of Incorporation	Ownership Percentage
ReTo Eco-Solutions, Inc.	British Virgin Islands	Parent
REIT Holdings (China) Limited (“REIT Holdings”)	Hong Kong, China	100%
Beijing REIT Technology Development Co., Ltd. (“Beijing REIT”)	Beijing, China	100%
Beijing REIT Ecological Engineering Technology Co., Ltd.	Beijing, China	100%
Hainan REIT Construction Engineering Co., Ltd. (“REIT Construction”)	Haikou, China	100%
REIT New Materials Xinyi Co., Ltd. (“Xinyi REIT”)	Xinyi, China	70%
Nanjing Dingxuan Environmental Protection Technology Development Co., Ltd. (“Dingxuan”)	Nanjing, China	100%
REIT Q GREEN Machines Private Ltd (“REIT India”)	India	51%
REIT Ecological Technology Co., Ltd. (“REIT Ordos”)*	Yancheng, China	100%
Datong Ruisheng Environmental Engineering Co., Ltd. (“Datong Ruisheng”)	Datong, China	100%
Guangling REIT Ecological Cultural Tourism Co., Ltd.	Datong, China	100%
REIT (Xiong’an, Hebei) Eco Technology Co., Ltd.	Xiong’an, China	100%
REIT Technology Development Co., Ltd (“REIT Technology”)	Haikou, China	100%
Hainan REIT Mingde Investment Holding Co., Ltd (“REIT Mingde”)	Haikou, China	100%
Yangpu Fangyuyuan United Logistics Co., Ltd. (“Fangyuyuan”)	Haikou, China	90%
Hainan Kunneng Direct Supply Chain Management Co., Ltd.	Haikou, China	51%
Hainan Yile IoT Technology Co., Ltd (“Hainan Yile IoT”)	Haikou, China	61.6%
Hainan Yile IoV Technology Research Institute Co., Ltd, (“IoV Technology Research”)	Haikou, China	90%

*	Previously known as “REIT Yangcheng”

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of unaudited condensed financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the unaudited condensed consolidated financial statements.

Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, inventories, advances to suppliers, useful lives of property, plant and equipment, intangible assets, the recoverability of long-lived assets, provision necessary for contingent liabilities, revenue recognition under the input method, and realization of deferred tax assets. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand and cash deposited in major third-party payment processing platform such as Alipay. In addition, highly liquid investments which have original maturities of three months or less when purchased are classified as cash equivalents. The Company maintains most of the bank accounts in the PRC. On May 1, 2015, the PRC’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in the PRC are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. Such Deposit Insurance Regulation would not be effective in providing complete protection for the Company’s accounts, as its aggregate deposits are much higher than the compensation limit, which is RMB500,000 for one bank.

Accounts Receivable, Net

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Company usually grants credit to customers with good credit standing with a maximum of 180 days and determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on the assessment of customers’ credit and ongoing relationships, the Company’s payment terms typically range from 90 days to 1 year. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As affected by the recent COVID-19 outbreak and spread, the Company’s accounts receivable collection was negatively affected. As a result, allowance for uncollectible balances amounted to $709,366 and $904,052 as of June 30, 2022 and December 31, 2021, respectively.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Inventories

Inventories are stated at the lower of cost or net realizable value. Costs include the cost of raw materials, freight, direct labor and related production overhead. The cost of inventories is calculated using the weighted average method. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories.

Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. The Company evaluates inventories on a quarterly basis for its net realizable value adjustments, and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and future demand of each type of inventories. The Company recorded an inventory reserve of $11,529 and $12,116 from its continuing operations as of June 30, 2022 and December 31, 2021, respectively.

Advances to Suppliers, Net

Advances to suppliers consist of balances paid to suppliers for services and materials that have not been provided or received. Advances to suppliers for service and material are short-term in nature. Advances to Suppliers are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the collectability of the advance becomes doubtful. The Company uses the aging method to estimate the allowance for uncollectible balances. In addition, at each reporting date, the Company generally determines the adequacy of allowance for doubtful accounts by evaluating all available information, and then records specific allowances for those advances based on the specific facts and circumstances. Allowance for uncollectible balances from the continuing operations amounted to $571,162 and $965,843 as of June 30, 2022 and December 31, 2021, respectively.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of Long-lived Assets

The Company reviews long-lived assets, including definitive-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. Given no events or changes in circumstances indicating the carrying amount of long-lived assets may not be recovered through the related future net cash flows, the Company did not provide any impairment loss for the six months ended June 30, 2022 and 2021.

Long-term Investment in Equity Investee

The Company’s long-term investments include equity method investments and equity investments without readily determinable fair values.

Investments in entities in which the Company can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC 323, Investments-Equity Method and Joint Ventures (“ASC 323”). Under the equity method, the Company initially records its investment at cost and the difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is accounted for as if the investee were a consolidated subsidiary. The share of earnings or losses of the investee are recognized in the consolidated statements of comprehensive loss. Equity method adjustments include the Company’s proportionate share of investee income or loss, adjustments to recognize certain differences between the Company’s carrying value and its equity in net assets of the investee at the date of investment, impairments, and other adjustments required by the equity method. The Company assesses its equity investment for other-than-temporary impairment by considering factors as well as all relevant and available information including, but not limited to, current economic and market conditions, the operating performance of the investees including current earnings trends, the general market conditions in the investee’s industry or geographic area, factors related to the investee’s ability to remain in business, such as the investee’s liquidity, debt ratios, and cash burn rate and other company-specific information.

Investments in equity securities without readily determinable fair values are measured at cost minus impairment adjusted by observable price changes in orderly transactions for the identical or a similar investment of the same issuer. These investments are measured at fair value on a nonrecurring basis when there are events or changes in circumstances that may have a significant adverse effect. An impairment loss is recognized in the consolidated statements of comprehensive loss equal to the amount by which the carrying value exceeds the fair value of the investment. Prior to the adoption of ASU 2016-01 on January 1, 2019, these investments were accounted for using the cost method of accounting, measured at cost less other-than-temporary impairment.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Long-term Investment in Equity Investee (continued)

As of June 30, 2022 and December 31, 2021, the Company’s long-term investment in equity investee balance represents its $2,586,999 and $2,758,228, or 41.67% equity investment in Shexian Ruibo Environmental Science and Technology Co., Ltd. (Shexian Ruibo). On September 7, 2020, the Company acquired such equity interest from an original shareholder of Shexian Ruibo and the original shareholder of Shexian Ruibo. Shexian Ruibo manufactures and sells eco-friendly construction materials in the PRC. The Company accounted for the investments using equity method, because the Company has significant influence but does not own a majority equity interest or otherwise control over the equity investee. Under the equity method, the Company adjusts the carrying amount of the investment and recognizes investment income or loss for its share of the earnings or loss of the investee after the date of investment. When the Company’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Company does not recognize further losses, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity investee. For the six months ended June 30, 2022 and 2021, the investment loss from Shexian Ruibo was $38,885 and nil, respectively.

The Company continually reviews its investments in equity investees to determine whether a decline in fair value below the carrying value is other-than-temporary. The primary factors the Company considers in its determination include the financial condition, operating performance and the prospects of the equity investee; other company specific information such as recent financing rounds; the geographic region, market and industry in which the equity investee operates; and the length of time that the fair value of the investment is below its carrying value. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value. As of June 30, 2022 and December 31, 2021, the Company did not recognize any impairment on its equity investment.

Leases

The Company adopted ASU No. 2016-02—Leases (Topic 842) on January 1, 2019 using the modified retrospective transition method permitted under ASU No. 2018-11. This transition approach provides a method for recording existing leases only at the date of adoption and does not require previously reported balances to be adjusted. In addition, we elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allowed us to carry forward the historical lease classification. The standard did not materially impact our consolidated net earnings and cash flows.

Fair Value of Financial Instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 - Quoted prices in active markets for identical assets and liabilities.

●	Level 2 - Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

●	Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments (continued)

The Company considers the recorded value of its financial assets and liabilities, which consist primarily of cash and cash equivalents, accounts receivable, advance to suppliers, accounts payable, accrued and other liabilities, advances from customers, deferred revenue, taxes payable and due to related parties to approximate the fair value of the respective assets and liabilities at June 30, 2022 and December 31, 2021, based upon the short-term nature of the assets and liabilities.

The Company believes that the carrying amount of the short-term and long-term borrowings approximates fair value at June 30, 2022 and December 31, 2021 based on the terms of the borrowings and current market rates as the rates of the borrowings are reflective of the current market rates.

The Company elected the fair value option to account for its convertible loans. The Company engaged an independent valuation firm to perform the valuation. The fair value of the convertible loans included in short term debts as of June 30, 2022 was $3,279,000 calculated using the binomial tree model. The convertible loans are classified as level 3 instruments as the valuation was determined based on unobservable inputs which are supported by little or no market activity and reflect the Company’s own assumptions in measuring fair value. Significant estimates used in developing the fair value of the convertible loans include time to maturity, risk-free interest rate, straight debt discount rate, probability to convert and expected timing of conversion. Refer to Note 11 for additional information.

As the inputs used in developing the fair value for level 3 instruments are unobservable, and require significant management estimate, a change in these inputs could result in a significant change in the fair value measurement.

The following is a reconciliation of the beginning and ending balances for convertible loans measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of June 30, 2022:

June 30, 2022
(Unaudited)
Opening balance	$1,645,000
New convertible loans issued	3,000,000
Accrued interest	110,669
Loss on change in fair value of convertible loan	204,331
Conversion of convertible loans	(1,681,000)
Total	$3,279,000

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

The Company adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”) on January 1, 2018 using the modified retrospective approach. Under ASC 606, revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services.

To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

The Company’s revenues are primarily derived from the following sources:

●	Revenue from machinery and equipment sales

The Company recognizes revenue when the machinery and equipment is delivered and control is transferred. The Company generally provide a warranty for a period of 12 months after the customers receive the equipment. The Company determines that such product warranty is not a separated performance obligation because the nature of warranty is to provide assurance that a product will function as expected and in accordance with customer’s specification and the Company has not sold the warranty separately. From its past experience, the Company has not experienced any material warranty costs and, therefore, the Company does not believe an accrual for warranty cost is necessary for the six months ended June 30, 2022 and 2021, respectively.

●	Revenue from construction materials sales

The Company recognizes revenue, net of sales taxes and estimated sales returns, when the construction materials are shipped to, delivered to or picked up by customers and control is transferred.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

●	Revenue from municipal construction projects

The Company provides municipal construction services which includes sponge city projects, sewage pipeline construction, public plaza construction, and landscaping, etc. The Company recognizes revenue associated with these contracts over time as service is performed and the transfer of control occurs, based on a percentage-of-completion method using cost-to-cost input methods as a measure of progress. When the percentage-of-completion method is used, the Company estimates the costs to complete individual contracts and records as revenue that portion of the total contract price that is considered complete based on the relationship of costs incurred to date to total anticipated costs (the cost-to-cost approach).

Under the cost-to-cost approach, the use of estimated costs to complete each contract is a significant variable in the process of determining recognized revenue, requires judgment and can change throughout the duration of a contract due to contract modifications and other factors impacting job completion. The costs of earned revenue include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools and repairs. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

●	Revenue from other services

The Company recognizes revenue when other services are rendered and accepted by the customers.

Contract assets and liabilities

Payment terms are established on the Company’s pre-established credit requirements based upon an evaluation of customers’ credit quality. Contact assets are recognized for in related accounts receivable. Contract liabilities are recognized for contracts where payment has been received in advance of delivery. The contract liability balance can vary significantly depending on the timing of when an order is placed and when shipment or delivery occurs.

As of June 30, 2022 and December 31, 2021, other than accounts receivable and advances from customers, the Company had no other material contract assets, contract liabilities or deferred contract costs recorded on its consolidated balance sheet. Costs of fulfilling customers’ purchase orders, such as shipping, handling and delivery, which occur prior to the transfer of control, are recognized in selling, general and administrative expense when incurred

Disaggregation of Revenues

The Company disaggregates its revenue from contracts by products and services, as we believe it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenues for the six months ended June 30, 2022 and 2021 is disclosed in Note 16.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Shipping and Handling

Shipping and handling costs are expensed as incurred and are included in operating expenses, as a part of selling, and general and administrative expenses, in the Company’s consolidated statements of income and comprehensive income. Shipping and handling costs associated with the Company’s continuing operations were $ $1,661 and $ $1,056 for the six months ended June 30, 2022 and 2021, respectively.

Government Grants

Government grants represent cash subsidies received from PRC government or related institutions. Cash subsidies which have no defined rules and regulations to govern the criteria necessary for companies to enjoy the benefits are recognized as other income, net when received. Specific subsidies that local government has provided for a specific purpose, such as research and development are recorded as other non-current liabilities when received and recognized as other income or reduction of related expense when the specific performance is meet. As of December 31, 2020, the Company received related grants of $490,560 for a specific research and development project to be conducted during the period from 2021 to 2022. The Company recorded such grants as deferred grants on its consolidated balance sheet. As of June 30, 2022 and December 31, 2021, the remaining balance was $120,148 and $269,061, respectively.

Income Taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company records a liability for uncertain tax positions when it is probable that a loss has been incurred and the amount can be reasonably estimated.

To the extent applicable, the Company records interest and penalties as a general and administrative expense. The Company’s subsidiaries in China and Hong Kong are subject to the income tax laws of the PRC and Hong Kong. No significant taxable income was generated outside the PRC for the six months ended June 30, 2022 and 2021. As of June 30, 2022, the tax years ended December 31, 2017 through December 31, 2021 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

Value Added Tax (“VAT”)

Sales revenue represents the invoiced value of goods, net of VAT. The VAT is based on gross sales price and VAT rates range up to 13%, starting from April 1, 2019, depending on the type of products sold. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products. The Company recorded a VAT payable net of payments in the accompanying consolidated financial statements. All of the VAT returns of the Company have been and remain subject to examination by the tax authorities for five years from the date of filing.

Loss per Share

The Company computes loss per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income (loss) divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the six months ended June 30, 2022 and 2021, the Company had no dilutive security outstanding that could potentially dilute EPS in the future.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign Currency Translation

The Company’s principal country of operations is the PRC. The financial position and results of its operations located in PRC are determined using RMB, the local currency, as the functional currency. RETO and REIT Holdings use U.S. Dollars as their functional currency, while REIT India uses Indian rupee as the functional currency. The Company’s financial statements are reported using U.S. Dollars. The results of operations and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss). Gains and losses from foreign currency transactions are included in the results of operations.

The value of RMB against US$ and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Company’s financial condition in terms of US$ reporting. The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	June 30, 2022	December 31, 2021	June 30, 2021

Period-end spot rate	US$1=RMB 6.6981	US$1=RMB 6.3726	US$1=RMB 6.4566

Average rate	US$1=RMB 6.4791	US$1=RMB 6.4508	US$1=RMB 6.4702

Risks and Uncertainties

The main operation of the Company is located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, this may not be indicative of future results.

The coronavirus disease 2019 (“COVID-19”) outbreak has, and continues to have, a severe and negative impact on the Chinese and the global economy. The Company’s business has been negatively impacted by the COVID-19 outbreak.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Risks and Uncertainties (continued)

From late January 2020 through March 2020, the Company had to temporarily suspend the manufacturing activities due to government restrictions. During the temporary business closure period, employees had very limited access to its manufacturing facilities and the shipping companies were not available and as a result, the Company experienced difficulty delivering the products to customers on a timely basis. In addition, due to the COVID-19 outbreak, some of the Company’s customers or suppliers experienced financial distress, delayed or defaulted on their payments, reduced the scale of their business, or suffered disruptions in their business due to the outbreak. Any increased difficulty in collecting accounts receivable, delayed raw materials supply, bankruptcy of small and medium businesses, or early termination of agreements due to deterioration in economic conditions could negatively impact its results of operations. The Company’s production and sales activities from its continuing operations returned to normal after the spread of COVID-19 had been substantially controlled in China in late 2020. However, since 2021, there has been a resurgence of COVID-19 cases caused by new variants such as Delta and Omicron in multiple cities in China, as well as across the world. Restrictions have been re-imposed in certain cities to combat such outbreaks and emerging variants of the virus. The COVID-19 pandemic has had a significant impact on the construction sector, which is sensitive to economic cycles. The nature of the impacts and extent of the ramifications are in large part dependent upon the location of the underlying projects. Direct impacts have ranged from a slowdown of available materials and labor through to suspensions and, in some instances, deferral and suspension of entire projects. COVID-19 had a significant impact on the Company’s financial results for the six months ended June 30, 2022 and 2021. The extent to which the COVID-19 pandemic may impact the Company’ future financial results will depend on future developments, such as new information on the effectiveness of the mitigation strategies, the duration, spread, severity, and recurrence of COVID-19 and any COVID-19 variants, the related travel advisories and restrictions, the overall impact of the COVID-19 pandemic on the global economy and capital markets, and the efficacy of COVID-19 vaccines, which may also take extended time to be widely and adequately distributed, all of which remain highly uncertain and unpredictable. Given this uncertainty, the Company is currently unable to quantify the expected impact of the COVID-19 pandemic on its future operations, financial condition, liquidity, and results of operations.

Reclassifications

In connection with the discontinued operations of a business, certain prior-period amounts have been reclassified for consistency with the current-year presentation. These reclassifications had no effect on the reported results of operations. The results of operations related to the discontinued operations, including comparatives, were reported as losses from discontinued operations. Certain prior-year balance sheet accounts have been reclassified to conform to the current- period presentation.

Concentrations and Credit Risk

A majority of the Company’s transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

As of June 30, 2022 and December 31, 2021, $603,094 and $413,404 of the Company’s cash and cash equivalents was on deposit at financial institutions in the PRC. These deposits were insured per PRC’s new Deposit Insurance Regulation for up to RMB500,000 for one bank.

For the six months ended June 30, 2022, one customer accounted for 36% of the Company’s total revenue. For the six months ended June 30, 2021, two customers accounted for more than 14% and 10% of the Company’s total revenue.

As of June 30, 2022, two customers accounted for 39% and 20% of the Company’s consolidated accounts receivable. As of December 31, 2021 one customer accounted for 15% of the Company’s consolidated accounts receivable

For the six months ended June 30, 2022 and 2021, the Company purchased approximately 28% and 40% of its raw materials from one major supplier, respectively.

As of June 30, 2022, two suppliers accounted for 36% and 13% of the total accounts payable balance. As of December 31, 2021, one supplier accounted for 47% of the total accounts payable balance.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In June 2016, the Financial Accounting Standards Board (the “FASB”) issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326) (“ASU 2016-13”), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 was subsequently amended by Accounting Standards Update 2018-19, Codification Improvements to Topic 326, Financial Instruments - Credit Losses, Accounting Standards Update 2019-04 Codification Improvements to Topic 326, Financial Instruments — Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, and Accounting Standards Update 2019-05, Targeted Transition Relief. For public entities, ASU 2016-13 and its amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, this guidance and its amendments will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. As an emerging growth company, the Company plans to adopt this guidance effective January 1, 2023. The Company is currently evaluating the impact of its pending adoption of ASU 2016-13 on its consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, Investments - Equity Securities (Topic 321), Investments - Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) (“ASU 2020-01”), which is intended to clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. ASU 2020-01 is effective for the Company beginning January 1, 2021. The adoption did not impact the Company’s financial position.

In August 2020, the FASB issued ASU 2020-06, “Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40)”. This ASU reduces the number of accounting models for convertible debt instruments and convertible preferred stock. As well as amend the guidance for the derivatives scope exception for contracts in an entity’s own equity to reduce form-over-substance-based accounting conclusions. In addition, this ASU improves and amends the related EPS guidance. This standard became effective for the Company on January 1, 2022. The ASU did not have a significant impact on the Company’s consolidated financial statements.

Except for the above-mentioned pronouncements, there are no recently issued accounting standards that will have a material impact on the audited consolidated financial position, statements of operations, and cash flows of the Company.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – GOING CONCERN

As reflected in the Company’s consolidated financial statements, the Company’s revenue increased by approximately $1.1 million, or 64.7%, from approximately $1.8 million in the six months ended June 30, 2021 to approximately $2.9 million in the six months ended June 30, 2022. Its gross profit from increased by approximately $0.3 million, or 217.3%, from approximately $0.1 million in the six months ended June 30, 2021 to a gross profit of approximately $0.4 million for six months ended June 30, 2022, and its gross margin for the six months ended June 30, 2022 increased to 13% from 7% from the same period of last year. For six months ended June 30, 2022 and 2021, the Company reported a net loss of approximately $5.8 million and $8.9 million, respectively. As of June 30, 2022, the Company had a working capital deficit of approximately of $1.8 million.

In addition, the Company had large bank borrowings as of June 30, 2022 and some of the bank loans will mature and need to be repaid within the next 12 months. If the Company cannot renew existing loans or borrow additional loans from banks, the Company’s working capital may be further negatively impacted. The outbreak and spread of the COVID-19 throughout China and worldwide has caused significant volatility in the PRC and international markets. There is significant uncertainty around the breadth and duration of business disruptions related to COVID-19, as well as its impact on the PRC and international economies. To reduce the spread of the COVID-19, the Chinese government has employed measures including city lockdowns, quarantines, travel restrictions, suspension of business activities, and school closures. Due to difficulties and challenges resulting from the COVID-19 outbreak, the Company temporarily closed its facilities and operations until late March 2020. During this temporary business closure period, there was limited support from the Company’s employees, delayed access to raw material supplies, reduced customer sales orders, and the Company’s inability to promote the sales to customers on a timely basis. Based on the assessment of the current economic environment, customer demand, and sales trend, and the negative impact from COVID-19 outbreak and spread, there is an uncertainty that the Company’s revenue and operating cash flows may be significantly lower than expected for the next 12 months.

As of June 30, 2022, the Company had cash of approximately $0.8 million. In addition, the Company had outstanding accounts receivable of approximately $2.9 million (including accounts receivable from third-party customers of $2.8 million and accounts receivable from related party customers of approximately $0.1 million), of which approximately $0.8 million, or 24%, had been subsequently collected between July and September 2022, and became available for use as working capital. As of June 30, 2022, the Company had outstanding bank loans of approximately $2.2 million from a PRC bank.

Management expects that it would be able to renew all of its existing bank loans upon their maturity based on past experience and the Company’s good credit history. Currently, the Company is working to improve its liquidity and capital source mainly through cash flow from its operations, renewal of bank borrowings, and borrowing from related parties. In order to fully implement its business plan and sustain continued growth, the Company may also seek equity financing from outside investors. At the present time, however, the Company does not have commitments of funds from any potential investors. No assurance can be given that additional financing, if required, would be available on favorable terms or at all.

Based on above reasons, there is a substantial doubt about the Company’s ability to continue as a going concern for the next 12 months from the issuance of the consolidated financial statements.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – DISCONTINUED OPERATION

The Company’s subsidiary, REIT Changjiang was primarily engaged in solid waste processing business. On November 12, 2021, the Company signed a share transfer agreement with Zhixin Group (Hong Kong) Co., Ltd. and Xiamen Zhixin Building Materials Co., Ltd. (collectively, “Zhixin”) to sell 100% ownership interest in REIT Changjiang to Zhixin for a cash consideration of RMB60.0 million (approximately $9.4 million). As of December 31, 2021, the Company received RMB15 million (approximately $2.1 million) from Zhixin. The Company recorded a loss from the disposition of $6,335,508 for the year ended December 31, 2021. During the six months ended June 30, 2022, the Company further received RMB 4,629,000 million (approximately $30 million) from Zhixin. The remaining balance amounted to $2,310,074.

The discontinued operation represents a strategic shift that has a major effect on the Company’s operations and financial results, which trigger discontinued operations accounting in accordance with ASC 205-20-45. The results of operations related to the discontinued operations for the six months ended June 30, 2021 were reported as loss from discontinued operations.

The results of discontinued operations of REIT Changjiang for the six months ended June 30, 2022, 2021 and 2020 are as follows:

	For the Six Months Ended June 30,
	2022	2021	2020
Revenue	$-	$527,694	660,537
Cost of revenues	-	791,558	810,043
Gross loss	-	(263,864)	(149,506)
Operating expenses	-	762,328	1,825,684
Loss from discontinued operations	-	(1,026,192)	(1,975,190)
Other income (expense), net	-	(522,623)	(418,615)
Loss before tax	-	(1,548,815)	(2,393,805)
Income tax provision	-	487
Net loss from discontinued operations	$-	$(1,549,302)	(2,393,805)

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – ACQUISITION

On December 27, 2021, the Company entered into an acquisition agreement to acquire 100% equity interest in REIT Mingde and its subsidiaries from two unrelated parties for a consideration of $1,569,000 (or RMB 10 million). REIT Mingde, through its subsidiaries, is primarily engaged in providing roadside assistance services and software development services. The acquisition was completed on December 28, 2021 (the “acquisition date”). The Company believes the acquisition will expand the Company’s technology application in the transportation market. In lieu of cash consideration of RMB 10 million, the Company issued an aggregate of 2,580,000 common shares to the sellers, based on a price of $0.61 per share and the exchange rate of USD to RMB of 6.39 on February 22, 2022.

The acquisition was accounted for as business combinations in accordance with ASC 805. The purchase price was RMB 10 million in cash. Acquisition-related costs incurred for the acquisitions are not material. The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed for the acquired entities at the acquisition date, which represents the net purchase price allocation at the date of the acquisition based on a valuation performed by an independent valuation firm engaged by the Company:

Amount
Cash acquired	$21,601
Other current assets	271,258
Total current assets	292,859

Property and equipment	7,731
Intangible assets, net	2,581,119
Goodwill	1,075,778
Total assets	3,957,487

Current liabilities	1,233,447
Deferred tax liability	370,856
Total liabilities	1,604,303

Non-controlling interest	784,184
Total consideration	$1,569,000

Goodwill is mainly attributable to the excess of the consideration paid over the fair value of the net assets acquired that cannot be recognized separately as identifiable assets, and comprise (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition. None of the goodwill is expected to be deductible for income tax purposes.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	June 30, 2022	December 31, 2021
	(Unaudited)
Trade accounts receivable from third-part customers	$3,488,093	$1,345,755
Less: allowances for doubtful accounts	(709,366)	(904,052)
Total accounts receivable from third-party customers, net	2,778,727	441,703
Add: accounts receivable, net, related parties	86,219	93,589
Accounts receivable, net	$2,864,946	$535,292

Allowance for doubtful accounts movement is as follows:

	June 30, 2022	December 31, 2021
	(Unaudited)
Beginning balance	$904,052	$6,888,710
Bad debt provision	11,102	1,949,778
Write off	-	(7,722,231)
Reduction due to divestitures		(299,544)
Recovery	(167,050)
Foreign exchange translation	(38,738)	87,339
Ending balance	$709,366	$904,052

Below is the aging schedule of accounts receivable as of June 30, 2022 and December 31, 2021:

	June 30, 2022	December 31, 2021
	(Unaudited)
Accounts Receivable Aging:
Less than 3 months	$2,686,015	$294,481
From 4 to 6 months	114,716	197,465
From 7 to 9 months	17,139	28,134
From 10 to 12 months	89,982	107,317
Over 1 year	666,460	811,947
Bad debt reserve	(709,366)	(904,052)
Accounts Receivable, net	$2,864,946	$535,292

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – ADVANCES TO SUPPLIERS, NET

Advances to suppliers include prepayments for raw materials used for production and construction materials for the Company’s construction projects, which consisted of the following:

	June 30, 2022	December 31, 2021
	(Unaudited)
Raw material prepayments for equipment production	$1,138,675	$751,409
Land reclamation prepayments	449,745	472,640
Advances to construction subcontractors (1)	3,007,550	23,394
Total:	4,595,970	1,247,443
Less: allowances for doubtful accounts	(571,162)	(965,843)
Advances to suppliers, net, third parties	$4,024,808	$281,600

(1) The Company obtained a land development project in Longxi County, Gansu Province. The Company prepaid $2.7 million to construction subcontractors.

Our suppliers generally require refundable prepayments from us before delivery of goods or service. It usually takes 3 to 6 months for the suppliers to deliver raw material for our equipment production and takes up to 6 to 12 months for the suppliers to deliver the construction materials. The prepayment is necessary to secure the supply in the market or secure a favorable price.

Allowance for doubtful accounts movement is as follows:

	June 30, 2022	December, 2021
	(Unaudited)
Beginning balance	$965,843	$1,112,374
Bad debt provision	16,351	262,743
Write off		(433,305)
Recovery	(375,898)
Foreign exchange translation	(35,134)	24,031
Ending balance	$571,162	$965,843

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – INVENTORIES, NET

Inventories, net, consisted of the following:

	June 30, 2022	December 31, 2021
	(Unaudited)
Raw materials	$134,131	$135,049
Finished goods	659,941	340,798
Subtotal	794,072	475,847
Less: Inventory allowance	(11,529)	(12,116)
Inventories, net	$782,543	$463,731

Inventories include raw material and finished goods. Finished goods include direct material costs, direct labor costs and manufacturing overhead.

NOTE 9 – PREPAYMENTS AND OTHER CURRENT ASSETS

The Company’s prepaid expenses and other current assets are as follows:

	June 30, 2022	December 31, 2021
	(Unaudited)
Other receivable, net (1)	$98,481	$351,844
Prepayment for software (2)	1,350,000	-
Value added tax receivable	24,714	38,020
Total	$1,473,195	$389,864

(1)	Other receivables mainly consisted of advances to employees for business development purposes and prepaid employee insurance and welfare benefit which will be subsequently deducted from the employee’s payroll.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – LEASE

The Company has several operating leases for manufacturing facilities and offices. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. For leases with lease term less than one year (short-term leases), the Company records operating lease expense in its consolidated statements of operations on a straight-line basis over the lease term and record variable lease payments as incurred.

Lease expense for the six months ended June 30, 2022 and 2021 was $178,779 and $51,961(including short-term lease expense), respectively.

The Company’s operating leases primarily include leases for office space and manufacturing facilities. The current portion of operating lease liabilities and the non-current portion of operating lease liabilities are presented on the consolidated balance sheet. Total lease expense related to right-of-use assets amounted to $153,064 which included $20,720 of interest and $134,281 of amortization expense of right-of-use assets. Total cash paid for operating leases amounted to $170,228 and $141,026 for the six months ended June 30, 2022 and 2021. Supplemental balance sheet information related to operating leases is as follows:

June 30, 2022
(Unaudited)
Right-of-use assets	$580,135

Operating lease liabilities - current	$264,396
Operating lease liabilities - non-current	240,752
Total operating lease liabilities	$505,148

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of June 30, 2022:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	2.04
Weighted average discount rate	7.42%

The following is a schedule of maturities of lease liabilities as of June 30, 2022:

For the twelve months ending June 30, 2022	Lease payment
2023	$293,440
2024	169,794
2025	84,896
Total lease payments	548,130
Less: imputed interest	42,982
Less: current portion of operating lease labilities	264,396
Non-current portion of operating lease labilities	$240,752

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – CONVERTIBLE LOANS

March Debenture

On March 1, 2021, the Company entered into a securities purchase agreement with an accredited investor (the “Debenture Holder”) for the issuance of a Convertible Debenture (the “March Debenture”) in the aggregate principal amount of up to $2,300,000 with a maturity date of twelve months after the issuance thereof, provided that in case of an event of default, the March Debenture may become at the Debenture Holder’s election immediately due and payable. In addition, the Company paid to an affiliate of the March Debenture Holder a fee equal to 3.5% of the amount of the March Debenture and a one-time due diligence and structuring fee of $10,000 at the closing.

The Debenture Holder may convert the March Debenture in its sole discretion to Company’s common shares at any time at the lower of $2.50 or 95% of the average of the two lowest daily VWAPs during the ten consecutive trading days immediately preceding the conversion date, provided that the conversion price may not be less than $0.50 (the “Floor Price”). The Debenture Holder may not convert any portion of a Debenture if such conversion would result in the Debenture Holder beneficially owning more than 4.99% of Company’s then issued and common shares, provided that such limitation may be waived by the Debenture Holder with 65 days’ notice. Any time after the issuance of a Debenture that the daily VWAP is less than the Floor Price for a period of 10 consecutive trading days (each such occurrence, a “Triggering Event”) and only for so long as such conditions exist after a Triggering Event, the Company shall make monthly payments beginning on the 30th day after the date of the Triggering Event. Each monthly payment shall be in an amount equal to the sum of (i) the principal amount outstanding as of the date of the Triggering Event divided by the number of such monthly payments until maturity, (ii) a redemption premium of 20% of such principal amount and (iii) accrued and unpaid interest hereunder as of each payment date.

The Company has elected to recognize the March Debenture at fair value and therefore there was no further evaluation of embedded features for bifurcation. The March Debenture was fully converted into 2,369,501 common shares of the Company for the year ended December 31, 2021.

July Debenture

On July 6, 2021, the Company entered into another securities purchase with the Debenture Holder for the issuance of a Convertible Debenture (the “July Debenture”) in the aggregate principal amount of up to $2,500,000 with a maturity date of twelve months after the issuance thereof, provided that in case of an event of default, the July Debenture may become at the Debenture Holder’s election immediately due and payable. In addition, the Company paid to an affiliate of the Debenture Holder a fee equal to 3.5% of the amount of the July Debenture and a one-time due diligence and structuring fee of $5,000 at the closing.

The Debenture Holder may convert the July Debenture in its sole discretion to Company’s common shares at any time at the lower of $1.50 or 95% of the average of the two lowest daily VWAPs during the ten consecutive trading days immediately preceding the conversion date, provided that the conversion price may not be less than $0.50 (the “July Debenture Floor Price”). The Debenture Holder may not convert any portion of the July Debenture if such conversion would result in the Debenture Holder beneficially owning more than 4.99% of Company’s then issued and common shares, provided that such limitation may be waived by the Debenture Holder with a 65 days’ notice. Any time after the issuance of the July Debenture that the daily VWAP is less than the July Debenture Floor Price for a period of 10 consecutive trading days (each such occurrence, a “July Debenture Triggering Event”) and only for so long as such conditions exist after a July Debenture Triggering Event, the Company shall make monthly payments beginning on the 30th day after the date of the July Debenture Triggering Event. Each monthly payment shall be in an amount equal to the sum of (i) the principal amount outstanding as of the date of the July Debenture Triggering Event divided by the number of such monthly payments until maturity, (ii) a redemption premium of 20% of such principal amount and (iii) accrued and unpaid interest hereunder as of each payment date.

The principal balance of $1,130,000 of the July Debenture was converted into 1,385,533 common shares of the Company for the year ended December 31, 2021. The remaining balance of $1,370,000 of the July Debenture was converted into 1,068,078 common shares of the Company during the six months ended June 30, 2022.

On March 10, 2022, the Company entered into a securities purchase agreement with an accredited investor for the issuance of a Convertible Promissory Note (the “Note”) in the aggregate principal amount of $3,105,000 with a maturity date of twelve months after the payment of the purchase price for the Note, which will be converted into Company’s common shares. The Note carries an original issue discount of $90,000. In addition, the Company paid $15,000 to the investor to cover legal fees, accounting fees, due diligence etc. The fair value was $3,279,000 as of June 30, 2022.

For the six months ended June 30, 2022, due to change in fair value of convertible debentures, the Company recorded an unrealized loss of $204,331 in other expense. Interest expense recognized for these convertible debentures for the six months ended June 30, 2022 and 2021 were $110,670 and $35,658, respectively.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – SHORT-TERM LOANS

Short-term loans consisted of the following:

	June 30, 2022	December 31, 2021
	(Unaudited)
Hunyuan Rural Credit Cooperative Association (1)	$746,500	$784,500
Bank of Jiangsu (2)	746,500	784,500
Huaxia Bank (3)	746,500	784,500
Total	$2,239,500	$2,353,500

(1)	On December 6, 2021, Datong Ruisheng entered into a bank loan agreement with Hunyuan Rural Credit Cooperative Association to borrow approximately $0.8 million (RMB5 million) as working capital loan for a term of one year. The loan bears a fixed interest rate of 7.3590% per annum. The loan is guaranteed by Beijing REIT.

(2)	On September 3, 2021, Xinyi REIT entered into a new line of credit agreement with Bank of Jiangsu. The agreement allows Xinyi REIT to obtain loans up to RMB5 million for use as working capital between September 3, 2021 and August 26, 2022. The Company signed a bank loan agreement with Bank of Jiangsu to borrow $0.8 million (RMB5 million) on September 3, 2021 for a year with a monthly interest rate of 4.55%. The loan is guaranteed by Mr. Huizhen Hou and Mr. Dapeng Zhou. Meanwhile, Xinyi REIT also pledged land use right of 74,254.61 square meters with carrying value of RMB 9.9 million (approximately $1.9 million) as collateral to safeguard the loan.

(3)	On November 19, 2021, Beijing REIT entered into a new line of credit agreement with Huaxia Bank. The agreement allows Beijing REIT to obtain loans to approximately $0.8 million (RMB5 million) for use as working capital between November 19, 2021 and November 19, 2022 for a term of one year. The loan bears a fixed interest rate of 5.655% per annum. The loan is guaranteed by Beijing Zhongguancun Technology Financing Guarantee Co., Ltd.

For the six months ended June 30, 2022 and 2021, interest expense on all short-term loans amounted to $71,301 and $188,317, respectively.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – LOANS FROM THIRD PARTIES

Loans from third parties	June 30 2022		December 31, 2021

Sanya Guohong Municipal Projects Construction Co., Ltd.	$		$627,600
Changshu Tongjiang Engineering Co., Ltd.		134,370	219,660
Zhang Miao		149,300	156,900
Pen Jing			156,900
Chen Guo		63,182	66,399
Chai Guirong		149,300	313,800
Hainan Boxinda Science Technology Partnership			52,718
Xu Liming			14,930
Total		$511,082	$1,593,977

On May 9, 2021, Beijing REIT obtained a working capital loan of $766,500 from Sanya Guohong Municipal Projects Construction Co., Ltd. The loan was from May 9, 2021 to May 8, 2022 and interest-free. After partial repayment, the loan has been full paid as of June 30, 2022.

On July 29, 2021, Beijing REIT obtained a working capital loan of $219,660 from Changshu Tongjiang Engineering Co., Ltd. The loan is from July 29, 2021 to July 28, 2022 and interest-free. After partial repayment, the loan balance was $134,370 as of June 30, 2022.

On February 8, 2021, Beijing REIT obtained a working capital loan of $156,900 from Zhang Miao. The loan is from February 8, 2021 to February 7, 2022 and interest-free. After partial repayment, the loan balance was $149,300 as of June 30, 2022.

On August 1, 2021, Hainan Yile IoT obtained a working capital loan of $156,900 from Pen Jing. The loan is from August 1, 2021 to January 31, 2022 and bears an annual interest of 1%. After partial repayment, the loan has been full paid as of June 30, 2022.

On October 21, 2021, Hainan Yile IoT obtained a working capital loan of $66,399 from Chen Guo. The loan is from October 21, 2020 to January 20, 2022 and bears an annual interest of 1%. After partial repayment, the loan balance was $63,182 as of June 30, 2022.

On August 2, 2021, Hainan Yile IoT obtained a working capital loan of $313,800 from Chai Guirong. The loan is due on demand and bears an annual interest of 1%. After partial repayment, the loan balance was $144,930 as of June 30, 2022.

On July 4, 2021, IoV Technology Research obtained a working capital loan of $52,718 from Hainan Boxinda Science Technology Partnership. The loan is from July 4, 2021 to July 3, 2022 and interest-free. After partial repayment, the loan has been full paid as of June 30, 2022.

On February 23, 2021, Xinyi REIT obtained a working capital loan of $14,930 from Xu Liming. The loan is from February 23, 2022 to February 22, 2023 and interest-free.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – TAXES

(a)	Corporate income taxes

The Company is subject to income taxes on an entity basis on income arising in or derived from the location in which each entity is domiciled.

RETO is incorporated in the British Virgin Islands and is exempt from paying income tax. REIT Holdings is registered in Hong Kong as a holding company.

The Company’s operating subsidiaries are all incorporated in the PRC and are subject to PRC income tax, which is computed according to the relevant laws and regulations in the PRC. Under the Corporate Income Tax Law of PRC, the corporate income tax rate applicable to all companies, including both domestic and foreign-invested companies, is 25%. However, Beijing REIT is recognized as a High-technology Company by Chinese government and subject to a favorable income tax rate of 15%.

The following table reconciles the statutory rate to the Company’s effective tax rate:

	For the six months ended June 30,
	2022	2021
	(Unaudited)	(Unaudited)
China Statutory income tax rate	25.0%	25.0%
Effect of favorable income tax rate in certain entity in PRC	(0.6)%	(3.2)%
Non-PRC entities not subject to PRC tax (3)	(20.8)%	(8.0)%
Research & Development (“R&D”) tax credit (1)	8.8%	(1.4)%
Non-deductible expenses - permanent difference (1)	(8)%	3.1%
Change in valuation allowance	(0.5)%	(15.6)%
Effective tax rate	(0.5)%	0.0)%

(1)	According to PRC tax regulations, 200% of current period expense approved by the local tax authority may be deducted from tax income.

(2)	Represents expenses incurred by the Company that were not deductible for PRC income tax.

(3)	Represents the tax losses incurred from operations outside of China.

The breakdown of the Company’s loss before income tax provision is as follows:

	For the six months ended June 30,
	2022	2021
	(Unaudited)	(Unaudited)
Loss before income tax expense from China	$(994,682)	$(5,526,756)
Loss before income tax expense from outside of China	(4,745,397)	(3,337,978)
Total loss before income tax provision	$(5,740,079)	$(8,864,734)

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – TAXES (continued)

(a)	Corporate income taxes (continued)

Loss before income tax expense from outside of China represents the losses incurred in RETO, REIT Holdings and REIT US, which are mainly holding companies incorporated outside of China.

The income tax provision (benefit) for the six months ended June 30, 2022 and 2021 were as follows:

	For the six months ended June 30,
	2022	2021
	(Unaudited)	(Unaudited)
Current	$37,885	$-
Deferred	(9,118)	-
Total	$28,767	$-

Deferred income taxes reflect the net effects of temporary difference between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. The Company periodically evaluates the likelihood of the realization of deferred tax assets and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized. Due to continuous losses incurred, the Company provided full allowance on the deferred tax assets as of June 30, 2022 and December 31, 2021.

Deferred tax asset	June 30, 2022	December 31, 2021
	(Unaudited)
Provision of doubtful accounts	$2,056,627	$323,107
Tax loss carried forwards	4,591,059	4,482,385
Valuation allowance on tax losses	(6,647,686)	(4,805,492)
	$-	$-

(b)	Value added tax

The Company is subject to a value added tax (“VAT”) for selling merchandise. The applicable VAT rate is 13% for products sold in the PRC. The amount of VAT liability is determined by applying the applicable tax rate to the invoiced amount of goods sold (output VAT) less VAT paid on purchases made with the relevant supporting invoices (input VAT). Under the commercial practice of the PRC, the Company pays VAT based on tax invoices issued.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – TAXES (continued)

(c)	Taxes Payable

The Company’s taxes payable consists of the following:

	June 30,	December 31,
	2022	2021
	(Unaudited)
VAT tax payable	$467,992	$422,678
Corporate income tax payable	2,102,899	2,156,850
Land use tax and other taxes payable	28,012	20,242
Total	$2,598,904	$2,599,770

As of June 30, 2022 and December 31, 2021, the Company had tax payables of approximately $2.6 million, mostly related to the unpaid income tax and business tax in China. For the six months ended June 30, 2022 and 2021, the Company has not received any penalty and interest charge notice from local tax authorities. Due to uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these unpaid tax balances. The final outcome of this tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of the statute of limitations. The Company believes it is likely that the Company can reach an agreement with the local tax authority to fully settle its tax payables in a short term but cannot guarantee such settlement will ultimately occur.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – COMMITMENTS AND CONTIGENCIES

Contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The majority of these claims and proceedings are related to, or arise from, lease disputes, commercial disputes, worker compensation complaints, default on guaranteeing third-party lease obligations, and default on loans. The Company first determines whether a loss from a claim is probable, and if it is reasonable to estimate the potential loss, the loss will be accrued. The Company discloses a range of possible losses, if a loss from a claim is probable but the amount of loss cannot be reasonably estimated.

Contractual commitments

As of June 30, 2022, the Company’s contractual obligations consisted of the following:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease commitment	$548,130	293,440	254,690	-	-
Repayment of bank loans	2,239,500	2,239,500		-	-
Total	$2,787,630	2,532,940	254,690	-	-

NOTE 16 – RELATED PARTY TRANSACTIONS

The Company records transactions with various related parties. These related party balances as of June 30, 2022 and December 31, 2021 and transactions for the six months ended June 30, 2022 and 2021 are identified as follows:

(1)	Related parties with transactions and related party relationships

Name of Related Party	Relationship to the Company
Mr. Hengfang Li	CEO and Chairman of the Board of Directors
Ms. Hong Ma	Wife of the CEO
Q Green Techcon Private Limited	Owned by the minority Shareholder of REIT India
Shexian Ruibo Environmental Science and Technology Co., Ltd (Shexian Ruibo)	The Company owns 41.67% ownership interest in Shexian Ruibo
Hunyuan Baiyang Food Co., Ltd.	An entity controlled by the CEO
Handan Ruisheng Construction Material Co., Ltd.	An entity controlled by Shexian Ruibo
Zhongtou Ruitu Information Service (Beijing) Co., Ltd	An entity controlled by the CEO's son, Mr. Xinyang Li and CEO's daughter, Ms. Xinran Li
Bei Qi Yin Jian Yi Le (Haikou) Smart Move Science Technology Co., Ltd.	Hainan Yile IoT owns 45% ownership interest in this company
Handan Ruisheng Construction Material Technology Co., Ltd.	An entity controlled by Shexian Ruibo

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – RELATED PARTY TRANSACTIONS (continued)

(2)	Due to related parties

As of June 30, 2022and December 31, 2021, the balance of due to related parties were as follows:

	June 30, 2022	December 31, 2021
	(Unaudited)
Mr. Hengfang Li	$171,333	$472,439

Mr. Hengfang Li is the Chief Executive Officer (“CEO”) and major shareholder of the Company. Mr. Li periodically provides working capital loans to support the Company’s operations when needed. Such advance was non-interest bearing and due on demand.

(3)	Accounts receivable from related parties

Accounts receivable from related party consisted of the following:

	June 30, 2022	December 31, 2021
	(Unaudited)
Accounts receivable – related party
Hunyuan Baiyang Food Co., Ltd.	38,146	40,088
Bei Qi Yin Jian Yi Le (Haikou) Smart Move Science Technology Co., Ltd.	48,073	50,520
Q Green Techcon Private Limited	-	2,981
Total accounts receivable from related party	$86,219	$93,589

As of August 31, 2022, the accounts receivable balance of $86,219 was unpaid.

(4)	Advance to suppliers, related parties

Advance to suppliers, related party, consisted of the following:

	June 30, 2022	December 31, 2021
	(Unaudited)
Advance to supplier – related party
Q Green Techcon Private Limited	$-	$174,099
Shexian Ruibo*	3,927,885	3,656,118
Handan Ruisheng Construction Material Co., Ltd.	9,682	12,403
Total	$3,937,567	$3,842,620

*	The balance represents the Company’s purchase advances for eco-friendly materials and equipment supplied by Shexian Ruibo.

(5)	Advance from related parties

Advance from related parties consisted of the following:

	June 30, 2022	December 31, 2021
Advance from – related parties
- Q Green Techcon Private Limited	$192,830	$-
Total	$192,830	$-

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – RELATED PARTY TRANSACTIONS (continued)

(6)	Sales to related parties

Sales to related parties consisted of the following:

	For the six months ended June 30,
	2022	2021
	(Unaudited)	(Unaudited)
Sales to related parties
Hunyuan Baiyang Food Co., Ltd.	$	$61,019
Bei Qi Yin Jian Yi Le (Haikou) Smart Move Science Technology Co., Ltd.	6,987
Q Green Techcon Private Limited		44,849
Total	$6,987	$105,868

Cost of revenue associated with the sales to these related parties amounted to $Nil and $85,170 for the six months ended June 30, 2022 and 2021, respectively.

(7)	Purchases from related parties

Purchases from related parties consisted of the following:

	For the six months ended June 30,
	2022	2021
	(Unaudited)	(Unaudited)
Purchase from a relate party
Shexian Ruibo Environmental Science and Technology Co., Ltd.	$280,378	$593,961
Q Green Techcon Private Limited.	276,768	228,248
Total	$557,145	$822,209

(8)	Loan guarantees provided by related parties

The Company’s principal shareholders also provide personal guarantees for certain of the Company’s short-term loans.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – EQUITY

Statutory reserve

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The restricted amounts as determined pursuant to PRC statutory laws totaled $1,263,125 and $1,230,387 as of June 30, 2022 and December 31, 2021, respectively.

Shares issuances

The Company is a company limited by shares established under the laws of the British Virgin Islands with 200,000,000 common shares authorized at $0.001 par value. As of June 30, 2022 and December 31, 2021, 43,108,112 and 28,965,034 common shares were issued and outstanding

On September 5, 2019, the Company entered into a consulting service agreement with FirstTrust Group, Inc. (“FirstTrust”), pursuant to which FirstTrust would assist the Company with strategic initiatives over the service period from August 16, 2019 to August 15, 2020. The Company issued 400,000 common shares valued at $448,000 based on the fair market price of the Company’s shares, at $1.12 per share on September 5, 2019.

Pursuant to the Company’s 2018 Incentive Plan, on January 22, 2020, the Company’s board of directors approved the issuance of an aggregate of 685,000 common shares of the Company with a fair value of $650,750 based on the Company’s share price of $0.95 per share at the grant date, as share-based compensation to its directors and executives in exchange for their services for the period from January 1, 2020 to December 31, 2021. For the for the six months ended June 30, 2022 and 2021, the Company recognized share-based compensation expenses of $Nil and $162,688 under this plan, respectively.

In addition, on February 3, 2020, the Company’s board of directors further approved the issuance of 290,000 common shares of the Company with a fair value of $333,500 based on the Company’s share price of $1.15 per share at the grant date, to award certain employees and one officer, in exchange for their services during the period from January 1, 2020 to December 31, 2021. For the six months ended June 30, 2022 and 2021, the Company recognized share-based compensation expenses of $Nil and $83,375, respectively.

In April 2021, the Company entered into a consulting service agreement with Geniusland International Capital Ltd., (“Geniusland”) Pursuant to the agreement, Geniusland will assist the Company with strategic initiatives over the service period between January 23, 2021 to January 24, 2024. For the first-year service, the Company issued 1,000,000 of its common shares valued at $1,330,000 based on fair market price of the Company’s common shares, at $1.33 per share on April 9, 2021. Share-based compensation is amortized over the service period. For the six months ended June 30, 2022 and 2021, the Company recognized share-based compensation expenses of $Nil and $665,000, respectively.

In January 2022, the Company revised the consulting service agreement with Geniusland International Capital Ltd., (“Geniusland”). Pursuant to the new agreement, the service will cease on March 28, 2022. For the service provided between December 29, 2021 to March 28, 2022. The Company issued 500,000 common shares valued at $735,000 based on fair market price of the Company’s common shares, at $1.47 per share on January 3, 2022. Share-based compensation is amortized over the service period. For the six months ended June 30, 2022, the Company recognized share-based compensation expenses of $735,000.

	Number of shares	Weighted average grant date value
Nonvested as of December 31, 2021	1,000,000	1,330,000
Granted	500,000	$735,000
Vested	1,500,000	2,065,000
Nonvested as of June 30, 2022	-	$-

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – EQUITY (continued)

On May 11, 2021, the Company issued 75,000 common shares to Yorkville Advisors Global LP for services rendered in connection with Company’s corporate strategy on the Nasdaq Stock Market. For the six months ended June 30, 2021, the Company recognized share-based compensation expenses of $84,637.

On December 27, 2021, the Company entered into an acquisition agreement to acquire 100% equity interest in REIT Mingde and its subsidiaries from two unrelated parties for a consideration of $1,569,000 (or RMB 10 million). REIT Mingde, through its subsidiaries, is primarily engaged in providing roadside assistance services and software development services. The acquisition was completed on December 28, 2021 (the “acquisition date”). The Company believes the acquisition will expand the Company’s technology application in the transportation market. In lieu of cash consideration of RMB 10 million, the Company issued an aggregate of 2,580,000 common shares to the sellers, based on a price of $0.61 per share and the exchange rate of USD to RMB of 6.39 on February 22, 2022.

On April 22, 2022, the Company’s board of directors approved the issuance of an aggregate of 1,025,000 common shares to its employees for their services under the 2018 Share Incentive Plan; and also approved the issuance of an aggregate of 3,000,000 common shares to its employees, officers and directors for their services under the 2021 Share Incentive Plan, both of which were registered under the registration statement on Form S-8 which was filed with the SEC on April 26, 2022. The Company issued an aggregate of 4,025,000 shares between May 9, 2022 and June 4, 2022 and recognized share-based compensation expenses of $3,296,475 related to the issuance.

On May 25, 2022, the Company issued 5,970,000 Common Shares to Hainan Tashanshi Digital Information Co. Ltd. at $0.60 per share for aggregate gross proceeds of $3,582,000.

Conversion of convertible loans

For the six months ended June 30, 2022, the Company issued 1,068,078 shares for conversion of convertible loan based on the conversion price ranging from $1.28. (Note 11).

Purchase of non-controlling interest in Xinyi REIT

On April 8, 2022, the Company signed an agreement with the minority shareholder of Xinyi REIT. Pursuant to the agreement, the Company agreed to purchase the minority shareholder’s 30% equity interest in Xinyi REIT for an aggregated consideration of RMB18 million which is payable in four installments of RMB 4 million, RMB 4 million, RMB 5 million, and RMB 5 million by the end of April 2022, June 2022, September 2022, and December 2022, respectively. The Company has paid RMB 4 million (approximately $0.6 million) as of June 30, 2022. As of June 30, 2022, the balance amounted to RMB 14 million (approximately $2.1 million). The Company further paid RMB 3 million (approximately $0.4 million) in subsequently.

Non-controlling shareholder contribution

On April 6, 2022, Hainan Shi Yuan Tong Da Ye Feng Private Equity Partnership (Limited Partnership) signed an investment agreement with REIT Mingde to invest RMB 5 million (approximately $0.8 million) into REIT Mingde ‘s subsidiary Fangyuyuan in exchange for 10% equity interest.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 – SEGMENT REPORTING

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different products or services. Based on management’s assessment, the Company has determined that it has four operating segments as defined by ASC 280, including machinery and equipment, construction material, municipal construction projects, and other services.

Construction material segment manufactures and sells eco-friendly construction material. Machinery and equipment segment manufactures and sells machinery and equipment used to manufacture construction material. Construction service segment generates revenue from contracting municipal construction projects. Other services segment generates revenue from providing roadside assistance services and software development services to customers.

The following table presents summary information by segments for the Company’s continuing operations for the six months ended June 30, 2022 and 2021, respectively:

	Machinery and Equipment sales	Construction materials sales	Municipal construction projects	Other services	Total
Revenue	$2,027,806	320,779	111,014	430,180	2,889,779
Cost of goods sold	1,792,470	461,857	45,286	215,361	2,514,974
Gross profit (loss)	235,336	(141,078)	65,728	214,819	374,805
Interest expense and charges	102,531	35,580	4,417	47,227	189,755
Interest income	1,899	43	44	307	2,293
Depreciation and amortization	70,724	373,873	1,257	88,311	534,165
Capital expenditures	(6,696)	0	-	173,535	166,839
Income tax expenses	-	-	10,013.00	18,754.00	28,767.00
Segment loss	(3,692,157)	(821,405)	(30,046)	(1,225,237)	(5,768,846)
Segment assets as of June 30, 2022	$14,785,402	13,177,842	79,016	5,855,663	33,897,923

	Machinery and Equipment sales	Construction materials sales	Municipal construction projects	Other services	Total
Revenue	$1,146,818	608,014	-	-	1,754,832
Cost of goods sold	933,205	703,494	-	-	1,636,699
Gross profit	213,612	(95,479)	-	-	118,133
Interest expense and charges	157,695	18,322	119,528	-	295,545
Interest income	1,410	23	33	-	1,466
Depreciation and amortization	76,429	300,555	440	-	377,424
Capital expenditures	39,887	-	-	-	39,887
Income tax expenses	-	-	-	-	0
Segment loss	(4,868,167)	(1,547,591)	(900,161)	-	(7,315,919)
Segment assets as of June 30, 2021	$9,162,607	44,730,680	99,358	1,251	53,993,896

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 – SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to October 14, 2022, the date that the unaudited condensed consolidated financial statements were issued. Based on the review, the Company did not identify any material subsequent event except the following event that is required disclosure in the unaudited condensed consolidated financial statements.

On August 25, 2022, the Company incorporated Hainan Coconut Network Freight Co., Ltd., a 100% subsidiary of Fangyuyuan.

On September 30, 2022, the Company incorporated Ruishi Tongda Ecological Management Co., Ltd., a 70% subsidiary of REIT Ordos.